AMERANT BANCORP INC.
EXHIBIT 22

As of March 31, 2022, the following entity is a subsidiary guarantor of the $60.0 million in aggregate principal amount of 5.75% senior notes due 2025 and the $30 million in aggregate principal amount of the 4.25% Fixed-to-Floating Rate Subordinated Notes due 2032 issued by Amerant Bancorp Inc.:

Name of entity	State of Incorporation
Amerant Florida Bancorp Inc.	Florida